SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           There’s No Time Like Real Time: NICE Global Webinar Series to Guide Organizations on How to Create Perfect Experiences ‘In the Moment’, Dated October 7, 2015

99.2           NICE Actimize Cited as a Leader in Celent’s Market Surveillance Systems Analyst Report, Dated October 14, 2015

99.3           NICE Launches New Digital Policing Solution to Help Law Enforcement Agencies Close More Cases Faster, Dated October 19, 2015

99.4           NICE to Showcase New Digital Policing Solution, NICE Investigate, at IACP Conference, Dated October 21, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: November 9, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           There’s No Time Like Real Time: NICE Global Webinar Series to Guide Organizations on How to Create Perfect Experiences ‘In the Moment’, Dated October 7, 2015

99.2           NICE Actimize Cited as a Leader in Celent’s Market Surveillance Systems Analyst Report, Dated October 14, 2015

99.3           NICE Launches New Digital Policing Solution to Help Law Enforcement Agencies Close More Cases Faster, Dated October 19, 2015

99.4           NICE to Showcase New Digital Policing Solution, NICE Investigate, at IACP Conference, Dated October 21, 2015